EXHIBIT III

Breakdown of registered
securities held by or
for the account of the registrant

			Amount held by or
	Amount as to which		for the account of
Title of Issue	registration is effective		the Registrant

1.250% Notes due May 15, 2019	USD	4,000,000,000	USD	15,330,000
1.625% Notes due December 15, 2020	USD	4,000,000,000	USD	20,879,000
1.375% Notes due September 15, 2021	USD	3,500,000,000	USD	16,396,000
2.250% Notes due August 15, 2022	USD	3,000,000,000	USD	39,981,000